Exhibit 99.3

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 20th day of July, 2004 by and between Digital Realty Trust, (“Company”) and Gartner, Inc. (“Gartner”).

Gartner hereby consents to the use by Digital Realty Trust in its S-11 (“Filing”), of the Gartner material set forth on the attached Exhibit A (“Gartner Information”), subject to the following terms and conditions.

The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties’ reliance on information contained in the Filing, including Gartner information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney’s fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.

Digital Realty Trust		Gartner, Inc.

By:	/s/ Michael Foust	By:	/s/ Sally Pinkerton
Name:	Michael Foust	Name:	Sally Pinkerton
Title:	CEO	Title:	VP, Vendor Relations
Date:	July 20, 2004	Date:	September 15, 2004

EXHIBIT A

Since the telecommunications infrastructure tenants provide mission-critical services on a continuous basis, these tenants require buildings which have fully redundant electrical supply systems, multiple power feeds, above-standard electrical HVAC systems, raised floor areas to accommodate computer cables and below-floor cooling systems, extensive in-building communications cabling and high-level security systems. According to research published in 2002 by Gartner, construction costs to build these high quality, specialized properties ranged from $300 to $1,000 per square foot of raised floor area.(1)

(1) Data Center Opportunities Abound in Real Estate Market, Decision Framework (DP 18-7980) by M. Bell, L. Leong. Research Note December 11, 2002